Filed by Westlake Chemical Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Axiall Corporation

Filer’s Commission File Number: 001-32260

Subject Company’s Commission File Number: 001-09753

Westlake Chemical Corporation issued the following press release on May 4, 2016:

Westlake Chemical Sends Letter Urging Axiall Shareholders to Vote “FOR” its Nine Highly-Qualified and Independent Nominees to Axiall’s Board

Mails Definitive Proxy Statement in Connection with 2016 Axiall Corporation Annual Meeting

HOUSTON, May 4, 2016 – Westlake Chemical Corporation (NYSE: WLK) today sent the following letter to Axiall Corporation’s (NYSE: AXLL) shareholders urging them to vote the GOLD proxy card “FOR” the election to Axiall’s Board of Directors of the nine highly-qualified and independent candidates nominated by Westlake at Axiall’s Annual Meeting scheduled for June 17, 2016. Shareholders of record as of the close of business on May 4, 2016 will be entitled to vote at the Axiall Annual Meeting.

The full text of the letter is as follows:

May 4, 2016

Dear Fellow Axiall Shareholder,

Your vote at Axiall’s Annual Meeting scheduled for June 17, 2016 is critically important. Westlake’s proposal to acquire Axiall for $23.35 per share (comprised of $14.00 in cash and 0.1967 of a Westlake share, based on the closing price of Westlake’s common stock on April 1, 2016), represents a premium of over 143% to Axiall’s closing price of $9.60 per share on January 22, 2016, the last trading day before Westlake submitted its initial proposal.

Unfortunately, Axiall’s Board of Directors summarily rejected our increased proposal without making a counterproposal or otherwise providing us with any meaningful feedback. Westlake continues to prefer a negotiated transaction and has encouraged Axiall’s representatives to provide us with constructive feedback as to our proposal.

Axiall’s refusal to provide any such feedback and continued refusal to negotiate has left us no choice except to press forward with our proposal to replace Axiall’s existing Board of Directors. We are therefore seeking your support for the election of a new slate of nine highly-qualified and independent candidates for election to Axiall’s Board who will bring a fresh perspective to evaluating all of Axiall’s options.

THE TIME FOR AXIALL SHAREHOLDERS TO ACT IS NOW –

LET YOUR VOICE BE HEARD BY VOTING THE ENCLOSED GOLD PROXY CARD

We believe you deserve a new Board and urge you to send a strong message to Axiall’s current Board by signing and returning the enclosed GOLD proxy card today to vote “FOR” the nine highly-qualified and independent directors nominated by Westlake.

WE BELIEVE WESTLAKE’S PROPOSAL REPRESENTS GREATER VALUE AND CERTAINTY

THAN AXIALL’S STANDALONE STRATEGY

In addition to a 143% premium, Westlake’s proposal provides Axiall shareholders with the certainty of $14.00 in cash per share and, through ownership of stock in the combined company, continued upside potential and sharing of realized synergies. In short, we believe our proposal is far more valuable and certain than the value Axiall can create on a standalone basis.

In our view, Axiall’s standalone strategy consists of a bet on volatile commodity prices from a shrinking, less integrated business, following the proposed sale of its Building Products business. We believe this represents a riskier business profile and cost disadvantaged operating model. In contrast, Westlake has a long-term integrated strategy in a diverse, global business designed to capture value throughout the commodity cycle over time. The stock component of our proposal would provide Axiall shareholders with the opportunity to participate in a cyclical recovery with an investment in a stronger company with a clear value creation plan and investment grade balance sheet.

We believe that Axiall’s expectations for its standalone strategy are unrealistic and not supported by its recent performance or track record over the past 10 years and Axiall’s “in process” initiatives are, we believe, unlikely to generate value creation anywhere near that of Westlake’s proposal.

In fact, Axiall’s standalone strategy was already known to the market prior to our proposal being made public and Axiall’s valuation at that time was nowhere near the value of our proposal. We believe that, if the current Board is allowed to continue to pursue this standalone strategy, Axiall’s shares would be worth significantly less than they are today.

AXIALL HAS A TRACK RECORD OF VALUE DESTRUCTION AND UNDERPERFORMANCE AND HAS REPEATEDLY FAILED TO DELIVER ON EXPECTATIONS

Axiall has a track record of value destruction, strategic missteps and failure to deliver on expectations. Consider these facts:

•	Axiall paid over ~$1.7 billion for the various elements of its Building Products business since 2007 and is now in the process of divesting those assets in pieces for expected net proceeds of only ~$0.7 billion, confirming the destruction of approximately $1.0 billion of value for Axiall shareholders;

•	Axiall paid ~$2.1 billion for PPG’s Commodity Chemicals business in 2013, but in 2015 took an ~$850 million impairment charge related to the deal;

•	Axiall has:

•	Repeatedly failed to deliver on earnings expectations

•	Over-levered in order to acquire Royal Business Products, resulting in the need to execute a costly debt for equity swap that nearly wiped out all shareholder value

•	Missed the most recent Ethylene Super-Cycle in the U.S. due to failed backward integration. Recently announced plans suggest partial integration by 2019 at the earliest – nearly a decade after the beginning of the cycle

•	Rejected attractive, value-creating proposals from Westlake in 2012 and 2016; and

•	The “recent major initiatives” that Axiall has touted have yet to unlock value for shareholders.

Source: See Westlake Investor Presentation April 25, 2016 (http://westlakeaxiall.acquisitionproposal.com/)

These mis-steps have contributed to negative 99% total shareholder return over the past decade.

Source: Bloomberg, market data as of January 22, 2016. Stock price adjusted and indexed to reflect total shareholder return.

AXIALL SHAREHOLDERS WOULD SHARE IN THE UPSIDE OF A STRONGER

COMBINED COMPANY WITH A PROVEN MANAGEMENT TEAM

The stock component of our proposal means Axiall shareholders would benefit from the increased scale and diversity of the combined company. Together, Westlake and Axiall would create a North American Vinyls leader with a highly integrated chain and lower cost structure.

Axiall shareholders also stand to benefit from $90-100 million in expected synergy opportunities created by this transaction. We were able to increase our synergy estimate after Axiall allowed us to conduct limited due diligence, and this information enabled us to increase our proposal. We believe that Axiall’s overly optimistic synergy estimates, which were prepared without any familiarity with Westlake operations or Westlake input, are unrealistic.

A combined company, with upstream and downstream integration into ethylene, chlor-alkali and building products, would also be well positioned to capture value creation throughout the cycle. In contrast, Axiall’s standalone strategy would shrink its business portfolio if it sells its Buildings Products business, and Axiall would then become a pure player in one segment (Chlorovinyl) of the value chain.

In contrast to Axiall’s poor track record, Westlake’s management has a history of strong value creation and superior growth driven by efficient capital allocation. We believe that this performance is a result of Westlake management’s and board’s significant share ownership, which aligns their interests with those of shareholders. In contrast, Axiall’s senior leadership owns less than 1% of Axiall shares, which is significantly less than Westlake’s 4.4% stake in Axiall.

AXIALL SHAREHOLDERS SHOULD URGE AXIALL’S BOARD TO STOP THE SALE OF

THE INTEGRATED BUILDING PRODUCTS BUSINESS

We are very concerned that Axiall’s ongoing sales process for its Building Products business could have serious negative consequences for shareholders were it to be completed. In our view, a sale of the whole company, including the Building Products business, represents the best way to maximize value for Axiall shareholders. Our proposal of $23.35 represents a higher multiple to Axiall’s estimated 2016 EBITDA than the multiple implied by the high-end of the range that Axiall has projected it will achieve from the sale of the Building Products business. Given the integrated nature of the Building Products business with the rest of Axiall, we believe that a separate sale could have a negative impact on the remaining business and create significant dis-synergies.

Prior to consummation of any sale, we believe shareholders should be given all relevant information relating to the impact such a sale would have on Axiall’s remaining business (including any related resin supply arrangements). Having provided that critical information, we believe a separate sale should only go forward if it is supported by a majority of Axiall shareholders.

We are also concerned that Axiall may intend to rush to conclude the Building Products sale process in advance of its Annual Meeting. We believe it would be very inappropriate to take such a drastic and potentially value-destroying step before Axiall shareholders are allowed to vote on a new Board of Directors. In particular, we believe selling the Building Products business in advance of the Annual Meeting would hinder a new Board’s ability to determine the best path forward for Axiall.

We therefore ask shareholders to communicate clearly to Axiall that, instead of pursuing a separate sale of the Building Products business, it should engage in good faith negotiations with us regarding our proposal to acquire the entire company.

AXIALL SHAREHOLDERS DESERVE A NEW BOARD

Westlake has nominated nine highly-qualified and independent Board nominees for election at Axiall’s 2016 Annual Meeting. We urge you to support the Westlake nominees.

The nine independent nominees each have significant experience as public company directors and/or as executives at major global corporations. Please vote “FOR” the independent nominees on the enclosed GOLD proxy card.

SEND A MESSAGE TO YOUR BOARD – VOTE THE ENCLOSED GOLD PROXY CARD TODAY

Whether or not you plan to attend the Axiall Annual Meeting, we urge you to promptly vote the enclosed GOLD proxy card. We urge you to vote TODAY – by telephone, by Internet, or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

Please discard any white proxy cards sent to you by Axiall and do not vote using any white proxy card or voting instruction form you receive from Axiall. This is important because only your latest-dated vote counts. You can revoke any earlier dated white proxy card by signing the enclosed GOLD proxy card or voting on the GOLD voting instruction form.

If you have questions, please contact MacKenzie Partners at (212) 929-5500 (collect) or (800) 322-2885 (toll free).

Sincerely,

Albert Chao

President and CEO

For additional information about Westlake’s proposal and slate of directors, please visit www.WestlakeAxiall.AcquisitionProposal.com.

PLEASE VOTE THE ENCLOSED GOLD PROXY CARD TODAY!

WE URGE YOU NOT TO SIGN ANY WHITE PROXY CARD SENT TO YOU BY AXIALL

Remember, you can vote your shares by telephone or via the Internet. Please follow the easy instructions on the enclosed GOLD proxy card.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

About Westlake Chemical Corporation

Westlake Chemical Corporation is an international manufacturer and supplier of petrochemicals, polymers and building products with headquarters in Houston, Texas. The company’s range of products includes: ethylene, polyethylene, styrene, propylene, caustic, VCM, PVC suspension and specialty resins and PVC building products including pipe and specialty components, windows, fence, deck and film. For more information, visit the company’s Web site at www.westlake.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Westlake Chemical Corporation’s (“Westlake”) proposal to acquire Axiall Corporation (“Axiall”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Westlake’s (and Westlake’s and Axiall’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, estimated synergies from the proposed transaction and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Westlake (and the combined businesses of Westlake and Axiall), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Westlake based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Westlake’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Westlake is unable to predict or control, that may cause Westlake’s actual results, performance or plans with respect to Axiall to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Westlake’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed business combination transaction include, but are not limited to: (i) the ultimate outcome of any possible transaction between Westlake and Axiall, including the possibility that Axiall will not accept a transaction with Westlake, (ii) the ultimate outcome and results of integrating the operations of Westlake and Axiall if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary stockholder approvals, (iv) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction, (v) competitive responses to the announcement or completion of the proposed transaction, costs and difficulties related to the integration of Axiall’s businesses and operations with Westlake’s businesses and operations, (vi) the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction, (vii) uncertainties as to whether the completion of the proposed transaction or any transaction will have the accretive effect on Westlake’s earnings or cash flows that it expects, (viii) unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, (ix) litigation relating to the proposed transaction, (x) the inability to retain key personnel, and (xi) any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Westlake’s plans, results or stock price are set forth in Westlake’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Westlake’s control. Westlake cautions investors that any forward-looking statements made by Westlake are not guarantees of future performance. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information

This communication relates to a proposal which Westlake has made for a business combination transaction with Axiall. In connection with the solicitation of proxies for Axiall’s 2016 annual meeting of stockholders (including any adjournment or postponement thereof and any meeting of Axiall’s stockholders that may be called in lieu thereof, the “Annual Meeting”), Westlake filed an amended definitive proxy statement in connection therewith on Schedule 14A with the SEC on May 4, 2016 (the “Westlake Proxy Statement”). In connection with the proposal and subject to future developments, Westlake (and, if a negotiated transaction is agreed, Axiall) may also file one or more registration statements, additional proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for the Westlake Proxy Statement or any other proxy statement, registration statement, tender offer statement, prospectus or other document Westlake and/or Axiall has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WESTLAKE AND AXIALL ARE URGED TO READ THE WESTLAKE PROXY STATEMENT AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING AND/OR PROPOSED TRANSACTION. Westlake has commenced mailing the Westlake Proxy Statement and accompanying GOLD proxy card to stockholders of Axiall. Any other definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Westlake and Axiall, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Westlake and Axiall, without charge, at the SEC’s website, http://www.sec.gov. Those documents, when filed, as well as Westlake’s other public filings with the SEC, may be obtained without charge at Westlake’s website at http://www.westlake.com.

Participants in Solicitation

Westlake, Westlake NG IV Corporation and certain of their respective directors and executive officers and the individuals nominated by Westlake for election to Axiall’s Board of Directors may be deemed to be participants in any solicitation of proxies from Axiall’s stockholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Westlake Proxy Statement and will be available in any other proxy statement(s) or prospectus(es) (if and when available). You can obtain free copies of these documents from Westlake using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the Westlake Proxy Statement and/or any other proxy statement/prospectus regarding the proposed transaction if and when they become available.

This document shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contacts

Media Inquiries:

Sard Verbinnen & Co

Jim Barron / Robin Weinberg, (212) 687-8080

jbarron@sardverb.com / rweinberg@sardverb.com

Investor Inquiries:

Westlake Chemical Corp.

Steve Bender, (713) 960-9111

or

MacKenzie Partners

Dan Burch / Charlie Koons, (212) 929-5708

dburch@mackenziepartners.com / ckoons@mackenziepartners.com